Exhibit 99.1

AuRico Gold Inc. Provides Information Concerning Conversion Rights for Holders of the 3.50% Convertible Senior Notes due 2016

TORONTO, May 18, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), As previously announced, AuRico Gold Inc. ("AuRico" or the "Company") has entered into a definitive agreement with Alamos Gold Inc. ("Alamos"), to combine their respective companies (the "Merger") by way of arrangement.  Under the terms of the Merger, and subject to adjustment as provided in the Arrangement Agreement between the Company and Alamos (the "Arrangement Agreement"), holders of Alamos shares will receive, for each share held, 1 share in the combined company ("MergeCo") and US$0.0001 in cash, and holders of AuRico shares will receive, for each share held, 0.5046 MergeCo shares. Currently, the parties expect the effective date of the Merger to occur in July, 2015.

The Company provided a notice to holders (the "Holders") of the Company's 3.50% convertible senior notes due 2016 (the "Notes") concerning their right to convert the Notes. Under the terms of the amended and supplemented indenture governing the Notes (the "Indenture"), Holders are currently entitled to exercise their conversion rights under the Indenture and such conversion rights will continue to be in effect until 35 calendar days after completion of the expected Merger. Prior to completion of the Merger, the Notes will be convertible into AuRico common shares and following completion of the Merger the Notes will be convertible into MergeCo shares, subject to adjustment as provided in the Indenture. Under the terms of the Indenture, AuRico or MergeCo, as the case may be, may, at its election, deliver cash, common shares or a combination of cash and common shares, upon conversion in accordance with terms of the Indenture.

Holders are advised that AuRico's and Alamos' obligations to complete the Merger are subject to various conditions set forth in the Arrangement Agreement. Consequently, there can be no assurance that the Arrangement will in fact occur at the time expected above, or at all. This press release is issued in accordance with the terms of the Indenture.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Property in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to the timing, completion, success and expected benefits of the Merger and the future prospectus of MergeCo, strategy, plans or future financial or operating performance, such as AuRico's expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management's expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the risk that mining operations do not meet expectations; the risk that projects will not be developed according to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which AuRico may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal or Ejido title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by AuRico; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of AuRico's share price; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: shareholder and regulatory approvals, anticipated synergies and efficiencies, business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and ability to do so on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners.

In particular, forward-looking information included in this document includes, but is not limited to assumptions and expectations with regard to the Merger and its completion. AuRico disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information: For further information please visit the AuRico website at www.auricogold.com or contact: Rob Chausse, Executive Vice President & Chief Financial Officer, AuRico Gold Inc., 1-647-260-8880; Anne Day, Vice President, Investor Relations and Communications, AuRico Gold Inc., 1-647-260-8880

CO: AuRico Gold Inc.

CNW 08:00e 18-MAY-15